                                                                   Exhibit 20.1

CONTACT:         Kekst and Company
                 Wendi Kopsick
                 James Fingeroth
                 (212) 593-2655

                                                           FOR IMMEDIATE RELEASE


                      JPS TEXTILE GROUP COMPLETES SALE OF
              AUTOMOTIVE PRODUCTS AND SYNTHETIC INDUSTRIAL FABRICS
                        BUSINESS TO FOAMEX INTERNATIONAL


GREENVILLE, SOUTH CAROLINA, June 28, 1994 -- JPS Textile Group, Inc. announced today that it has completed the sale of its automotive products and synthetic industrial fabrics businesses to JPS Automotive Products Corp., a wholly-owned subsidiary of Foamex International Inc. (NASDAQ: FMXI), for approximately $276 million (which includes approximately $12 million in assumed long-term debt), subject to post-closing adjustments.

The net cash proceeds available for debt reduction are approximately $213 million after reserves for taxes, fees and other expenses, which the Company expects to approximate $51 million. In accordance with the terms of the Company's various credit agreements and indentures, the Company will apply the net cash proceeds to pay all outstanding borrowings under its bank credit agreement of approximately $166 million and then, within 30 days, utilize the remaining approximately $47 million to make offers to redeem, in order of priority at par plus accrued interest, the Company's outstanding senior subordinated notes, senior subordinated discount notes and junior subordinated debentures. JPS Textile Group currently has outstanding $125 million principal amount of its senior subordinated notes and approximately $151 million accreted value of its senior subordinated discount notes, which are of equal priority, and $75 million principal amount of its junior subordinated debentures.

Contemporaneously with the closing of the asset sale, JPS Textile Group has entered into a new $135 million revolving credit facility and will use bank borrowings to redeem all $93.5 million principal amount of its outstanding senior secured notes.

JPS Textile Group estimates that these transactions will result in net reduction in debt as follows:

         Reduction of:                                    Millions
         Bank debt                                         $ 72
         Senior secured notes                                94
         Senior subordinated notes                           22
         Senior subordinated discount notes                  25

                                                           $213
                                                           ----

JPS Textile Group intends to promptly amend its existing shelf registration statement on file with the Securities and Exchange Commission to reflect the asset sale, reduction of indebtedness and other matters. Copies of the updated prospectus will be made available to security holders of JPS Textile Group.

JPS Textile Group is one of the largest diversified domestic manufacturers of textile and textile related products, principally for the apparel fabric, industrial and home fashion markets.



                                      2